

December 20, 2011

<u>Via E-mail</u>
Jong-Kyoo Yoon
Chief Financial Officer
KB Financial Group Inc.
9-1, 2-ga, Namdaemoon-ro, Jung-gu,
Seoul 100-703, Korea

>   **Re: KB Financial Group Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed June 20, 2011**
>   **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
>   **Filed July 5, 2011**
>   **Form 6-K**
>   **Filed June 29, 2011**
>   **Response dated September 15, 2011**
>   **File No. 000-53445**

Dear Mr. Yoon:

We have reviewed your letter dated September 15, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F

Item 4B –Business Overview, page 38

Lending Activities, page 42

1.   We have read your response to comment two. To enhance the transparency of your disclosure as it relates to your home equity loans, please disclose the following in future filings:

  • The additional underwriting procedures you perform when issuing home equity loans and the reasons why such procedures are performed; and
  • A discussion to explain that you classify second lien home equity loans as either potential problem loans or non-performing loans upon the occurrence of default in the first lien position, and the information you track in order to make that determination. Your disclosure should also explain the factors that would constitute such loans being classified as a potential problem loan vs. a non-performing loan.

Item 5 – Operating and Financial Review and Prospects, page 112

Note 8 – Investments, page F-27

2.   We have read your response to comment four. Given the materiality of the impairment loss on your investment in JSC Bank CenterCredit, please expand your disclosure in future filings to discuss the nature of this loss, how it was measured, and the primary drivers of the loss, consistent with the information included in your response.

Note 29 – Fair Value Measurement, page F-64

Changes in Level 3 Items Measured at Fair Value on a Recurring Basis, page F-68

3.   We have read your response to comment eight. Please clarify whether this gain of (Won)280.4 billion related to Level 3 equity securities is the same gain referred to in the sentence on page F-70 which states that "the increase in Level 3 investment of (Won)315,974 million was mainly due to the net gain of (Won)287,018 million which was recorded in current earnings." If so, please revise future filings as appropriate to change the reference of "current earnings" to other comprehensive income. Also, given the magnitude of the gain, please revise future filings to discuss the drivers of the gain in more detail, consistent with the information in your response.

Items measured at fair value on a nonrecurring basis, page F-71

4.   We have read your response to comment nine. Please confirm that you plan to revise future filings to discuss the nature and types of adjustments you make to the collateral related to the foreclosing proceedings. Additionally, please tell us more about the adjustments you make based on "changes that the Company anticipates to the value of collateral" and why those are appropriately reflected in the fair value of the collateral currently, as opposed to being recognized when they occur. As part of your response, please discuss the information sources considered when making those adjustments.

Form 6-K filed August 29, 2011

Note 10 – Loans, page 79

5.   We have read your response to comment 11. Please confirm that you plan to discuss your methodology change from the Migration Model to the PD/LGD Model in determining your allowance for loan loss in future filings. In addition, please explain to us, and discuss in future filings, the drivers of this methodology change and why you believe the PD/LGD Model is a more appropriate methodology than the Migration Model when determining your allowance for loan loss, particularly given your conclusion that both methodologies comply with U.S. GAAP and IFRS.

        You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 if you have any questions.

                                        Sincerely,

                                        /s/ Stephanie L. Hunsaker

                                        Stephanie L. Hunsaker
                                        Senior Assistant Chief Accountant